SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

19 January 2016

Prudential plc Investor Conference

Prudential plc ("Prudential") is today holding a conference for investors and analysts in London.

Mike Wells, Group Chief Executive, will open the conference under the theme of 'Delivering sustainable growth'.

The conference presentations will cover Group strategy and performance, a detailed update on the Group Solvency II capital position and detailed insights on our operations in our three geographic markets: Asia, the US and the UK.

Commenting on the investor conference, Mike Wells said: "We are delighted to welcome investors and analysts to our investor conference in London.

"Prudential has three clear structural long-term growth opportunities across Asia, the US and the UK, driven by the increasing financial self-reliance of the middle classes. This important trend is creating growing demand for savings globally and specifically for health and protection in Asia.

"Our ability to execute on these opportunities and generate resilient profitable growth is underpinned by our consistent strategy, the scale and diversification of our global platform and the distinctive capabilities of our leadership positions across our three markets. Today's conference will highlight these attributes, as well as underlining both the resilience and quality of our business model and our ongoing focus on initiatives to capture profitably the significant growth opportunities available to the Group.

"We are continuing to make good progress towards the 2017 financial objectives that we set in December 2013, despite a volatile market context that has persisted over this period. We remain confident that the Group will be able to continue to deliver high-quality products and services to both new and existing customers and strong, sustainable growth for our shareholders."

The conference presentations will be available on our website (www.prudential.co.uk/investors) on 19 January from 08.00 UK time. The keynote presentations by Prudential's Group Chief Executive and Chief Financial Officer will also be webcast live from 08.00 UK time via the following registration link (http://www.investis-live.com/prudential/567148f14731d0080030a6c4/ic15)

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0) 20 7548 3719	Raghu Hariharan	+44 (0) 20 7548 2871
Tom Willetts	+44 (0) 20 7548 2776	Richard Gradidge	+44 (0) 20 7548 3860

Notes to Editors:

About Prudential plc
Prudential plc, which is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups, serving around 25 million insurance customers. It has £505 billion of assets under management (as at 30 June 2015). Prudential plc is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words "may", "will", "should", "continue", "aims", "estimates", "projects", "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of continuing designation as a Global Systemically Important Insurer, or 'G-SII'; the impact of competition, economic uncertainty, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk factors' heading in its most recent Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 January 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary